19006538

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-0001120009~~ 8-52747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 North Franklin Street, 2nd Floor
(No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. McDonald III Phone: 813-383-0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett CPAs and Advisors
(Name – *if individual, state last, first, middle name*)

400 N. Ashley Drive, Suite 700 (Address) Tampa (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Jenny Lynn Pelletier
My Commission FF 996029
Expires 07/16/2020

Signature

Senior Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2018

Warren Averett
CPAs AND ADVISORS

400 North Ashley Drive, Suite 700
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
Hyde Park Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC (the "Company") as of December 31, 2018, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplementary information on Pages 10 through 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2009.

Warren Averett, LLC

Tampa, Florida
February 27, 2019

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	104,862
Accounts receivable		25,000
Related party receivable		10,000
Furniture and equipment, net		24,129
Prepaid expenses and other assets		27,590
	$	191,581

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, trade	$	51,281
Member's equity		140,300
	$	191,581

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

REVENUES	
Investment banking	$ 1,247,490
EXPENSES	
Employee compensation and benefits	658,182
Managing directors' compensation and benefits	564,857
Business development expenses	142,455
Office expenses	230,816
Other expenses	116,311
Occupancy expenses	123,951
Professional fees	65,120
Total expenses	1,901,692
NET LOSS	(654,202)
MEMBER'S EQUITY AT BEGINNING OF YEAR	349,002
MEMBER'S CONTRIBUTIONS	475,000
MEMBER'S DISTRIBUTIONS	(29,500)
MEMBER'S EQUITY AT END OF YEAR	$ 140,300

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (654,202)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation expense	11,284
Changes in operating assets and liabilities:	
Accounts receivable	(13,888)
Prepaid expenses and other assets	8,461
Accounts payable, trade	5,253
Net cash used in operating activities	(643,092)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(2,526)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	475,000
Member's distributions	(29,500)
Net cash provided by financing activities	445,500
DECREASE IN CASH	(200,118)
CASH AT BEGINNING OF YEAR	304,980
CASH AT END OF YEAR	$ 104,862

See notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2018, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. The Company had no amounts on deposit in excess of federally insured limits at December 31, 2018.

Accounts Receivable
Accounts receivable are billed based on the terms of the individual contracts with the Company's clients. An account is considered past due if not paid within 30 days of the invoice date. An allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the client and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. As of December 31, 2018, there was one outstanding accounts receivable balance and no related allowance as the balance was deemed fully collectable. Interest is not typically charged on past due receivables.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition
Investment banking revenue consists of non-refundable retainers and success fees for financial advisory services and private capital raising, and fees from rendering fairness opinions. Retainers are recognized over time as the related performance obligations are satisfied. Success fees and fairness opinion fees are recognized at a point in time when a successful transaction is consummated or a fairness opinion is rendered within the terms of the engagement. See Note 9, Revenues from Contracts with Clients, for further information.

Advertising and Marketing Costs
Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2018 amounted to $7,295.

Income Taxes
The Company is treated as a partnership for income tax purposes. As a result, the Member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are no uncertain tax positions as of December 31, 2018.

Impact of Recently Issued Accounting Pronouncements
ASU 2014-09 Revenue from Contracts with Customers ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively which requires that the cumulative effect of initial application be recognized as an adjustment to beginning retained earnings. However, there was no beginning balance effect on the financial statements for the period ended December 31, 2018 as the adoption of ASU 2014-09 did not result in a change of timing of the Company's revenue recognition.

3. FURNITURE AND EQUIPMENT

As of December 31, 2018, furniture and equipment and the related accumulated depreciation consisted of the following:

Computer equipment	$ 39,805
Office equipment	15,366
Furniture	8,170
Website	22,328
	85,669
Accumulated depreciation	(61,540)
	$ 24,129

Depreciation expense amounted to $11,284 for the year ended December 31, 2018.

4. LEASE COMMITMENT

The Company has obligations under an office equipment operating lease with an initial non-cancelable term in excess of one year.

The remaining minimum lease payments due on this operating lease are as follows:

Year Ending December 31,	
2019	$ 2,568
2020	2,568
2021	1,070
Total	$ 6,206

Rent expense under this lease was approximately $3,932 for the year ended December 31, 2018.

5. RETIREMENT PLAN

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. During the year ended December 31, 2018, the Company made contributions totaling $13,489.

6. CAPITAL WITHDRAWALS AND CONTRIBUTIONS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its Member. These withdrawals are dependent on the timing and amount of investment banking fees received. Additional capital contributions may be made as determined necessary by the Member. The Member made contributions and withdraws of $475,000 and $29,500, respectively, during 2018.

7. RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by the Member and an affiliate of the Company. During 2010, the Company entered into an Expense Sharing Agreement with the Member to reimburse the Member for a portion of the expenses incurred by the affiliate company. This agreement is reviewed and updated annually. Under the 2018 agreement, the Company recorded expense of $51,900, which is included in occupancy expenses on the accompanying statement of operations and changes in member's equity.

At December 31, 2018, the Company has a $10,000 receivable from a related party. The receivable was repaid subsequent to year end.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2018, the Company had net capital of $53,581, which was $48,581 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .96-to-1.00.

9. REVENUES FROM CONTRACTS WITH CLIENTS

Revenue from contracts with clients is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the clients. A good or service is transferred to a client when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation

9. REVENUES FROM CONTRACTS WITH CLIENTS – CONTINUED

in a manner that depicts the transfer of the goods or services to the client. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). The following provides detailed information on the recognition of revenues from contracts with clients:

Investment Banking

Clients are provided with three primary types of services: financial advisory services, private capital raising, and fairness opinions. Financial advisory services are mainly services provided to clients with respect to a merger or acquisition transaction. Most of these transactions are a sale of a majority of a client's assets or stock to a strategic buyer or a sale of a majority or minority of a client's assets or stock to a financial buyer such as a private equity fund in a highly structured recapitalization transaction. For financial advisory services, the Company is typically paid a non-refundable retainer, either all at the start of the engagement or over time, and a success fee if and when a transaction is successfully closed. Revenue is recognized over time for the retainer portion of the engagement as performance obligations are satisfied over time. Revenue is recognized at a point in time for the success fee portion of the engagement if and when the performance obligation is satisfied at a successful closing of a transaction. Private capital raising services include the private placement of equity and debt. Revenue recognition for private capital raising services is the same as for financial advisory services for the retainer portion and the success fee portion. Finally, fairness opinion fee revenue is recognized at a point in time when the Company satisfies the performance obligation when it renders a fairness opinion to a client.

At December 31, 2018, we recognized a receivable of $25,000 related to advisory services. There were no other contract assets or liabilities at December 31, 2018.

The following table presents the Company's revenues from contracts with clients by business activity for the year ended December 31, 2018.

Revenues from contracts with clients:		
Investment Banking - success fees	$	948,468
Investment Banking - retainer fees		299,022
Total revenue from contracts with clients	$	1,247,490

SUPPLEMENTARY INFORMATION

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL	
Total member's equity	$ 140,300
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	140,300
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	140,300
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	25,000
Related party receivable	10,000
Prepaid expenses and other assets	27,590
Furniture and equipment, net	24,129
Total deductions and/or charges	86,719
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	53,581
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$ 53,581
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, trade	$ 51,281
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 3,419
Minimum net capital required	$ 5,000
Excess net capital	$ 48,581
Ratio: aggregate indebtedness to net capital	96%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2018

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Warren Averett
CPAs AND ADVISORS

400 North Ashley Drive, Suite 700
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT FROM SEC RULE 15C3-3

To the Managing Directors of
Hyde Park Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying "Hyde Park Capital Advisors, LLC's Exemption Report," in which (1) Hyde Park Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hyde Park Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Hyde Park Capital Advisors, LLC stated that Hyde Park Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hyde Park Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hyde Park Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Tampa, Florida
February 27, 2019

Hyde Park Capital Advisors, LLC

Exemption Report

For the Year Ended December 31, 2018

Hyde Park Capital Advisors, LLC is claiming an exemption from Rule 15c3-3 under the following provision in Rule 15c3-3(k):

(k)(2)(i): Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Hyde Park Capital Advisors, LLC".

Hyde Park Capital Advisors, LLC has met the identified exemption provisions throughout the current fiscal year without exception.

John M McDonald III
Compliance Officer

Warren Averett
CPAs AND ADVISORS

400 North Ashley Drive, Suite 700
Tampa, FL 33602
813.229.2321
warrenaverett.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Managing Directors of
Hyde Park Capital Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hyde Park Capital Advisors, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #7285 for $1,552.70 and check #7477 for $318.53), noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. There were no adjustments reported in Form SIPC-7;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the calculations, noting no differences; and
5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hyde Park Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hyde Park Capital Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Tampa, Florida
February 27, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1675********************MIXED AADC 220
62747 FINRA DEC
HYDE PARK CAPITAL ADVISORS LLC
701 N FRANKLIN ST
TAMPA, FL 33602-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1871.23

B. Less payment made with SIPC-6 filed (exclude interest) (1552.70)

7/2/2018
Date Paid

C. Less prior overpayment applied (ø)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 318.53

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 318.53

H. Overpayment carried forward $(ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hyde Park Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Senior Managing Director
(Title)

Dated the_____ day of______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
GENERAL ASSESSMENT RECONCILIATION / SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) – CONTINUED
DECEMBER 31, 2018

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,247,489 –
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 1,247,489
2e. General Assessment @ .0015	$ 1,871.23 (to page 1, line 2.A.)

2